SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. 18)*

                            AEP Industries, Inc.
                              (Name of Issuer)

                                 Common
                        (Title of Class of Securities)

                                001031103
                              (CUSIP Number)

                              Arthur Goetchius
     EGS Partners, L.L.C., 300 Park Ave., 21st Fl., New York, NY 10022
                               212-755-9000
                   (Name, address and telephone number of person
                  authorized to receive notices and communications)

                              October 28, 1996
        (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

     Check the following box if a fee is being paid with the statement[]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         PAGE 1 OF 17 PAGES

13D
CUSIP No. 001031103
_________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         EGS Associates, L.P.
_________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a)  [ ]
(b)  [X]
_________________________________________________________________
     (3)  SEC USE ONLY
_________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]
_________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
_________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES
______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        141,818
OWNED BY
___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING
______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        141,818
_________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        141,818
_________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **    [ ]
_________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        1.99%
_________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        PN
_________________________________________________________________
     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                         PAGE 2 OF 17 PAGES

13D
CUSIP No. 001031103
_________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         EGS Partners, L.L.C.
_________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a)  [ ]
(b)  [X]
_________________________________________________________________
     (3)  SEC USE ONLY
________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]
_________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
_________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES
______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        330,146
OWNED BY
___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING
______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        334,621
_________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        334,621
_________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **    [ ]
_________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        4.69%
_________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        IA
_________________________________________________________________
     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                         PAGE 3 OF 17 PAGES

13D
CUSIP No. 001031103
_________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Bev Partners, L.P.
_________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a)  [ ]
(b)  [X]
_________________________________________________________________
     (3)  SEC USE ONLY
_________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]
_________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
_________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES
______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        136,033
OWNED BY
___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING
______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        136,033
_________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        136,033
_________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **    [ ]
_________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        1.91%
_________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        PN
_________________________________________________________________
     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                         PAGE 4 OF 17 PAGES

13D
CUSIP No. 001031103
_________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Jonas Partners, L.P.
_________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a)  [ ]
(b)  [X]
_________________________________________________________________
     (3)  SEC USE ONLY
_________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]
_________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
_________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES
______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        7,883
OWNED BY
___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING
______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        7,883
_________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        7,883
_________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **    [ ]
_________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        .11%
_________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        PN
_________________________________________________________________
     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                         PAGE 5 OF 17 PAGES

13D
CUSIP No. 001031103
_________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         William Ehrman
_________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a)  [ ]
(b)  [X]
_________________________________________________________________
     (3)  SEC USE ONLY
_________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         AF   PF   OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]
_________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
_________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        45,011
SHARES
______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        615,880
OWNED BY
___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        45,011
REPORTING
______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        666,039
_________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        711,050
_________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **    [ ]
_________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        9.97%
_________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        IN
_________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

                         PAGE 6 OF 17 PAGES

13D
CUSIP No. 001031103
_________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Frederic Greenberg
_________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a)  [ ]
(b)  [X]
_________________________________________________________________
     (3)  SEC USE ONLY
_________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         AF   PF   OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]
_________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
_________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        6,003
SHARES
______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        615,880
OWNED BY
___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        6,003
REPORTING
______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        621,156
_________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        627,159
_________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **    [ ]
_________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        8.80%
_________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        IN
_________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

                         PAGE 7 OF 17 PAGES

13D
CUSIP No. 001031103
_________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Frederick Ketcher
_________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a)  [ ]
(b)  [X]
_________________________________________________________________
     (3)  SEC USE ONLY
_________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         AF   PF   OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]
_________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
_________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        4,802
SHARES
______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        615,880
OWNED BY
___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        4,802
REPORTING
______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        620,355
_________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        625,157
_________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **    [ ]
_________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        8.77%
_________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        IN
_________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

                         PAGE 8 OF 17 PAGES

13D
CUSIP No. 001031103
_________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Jonas Gerstl
_________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a)  [ ]
(b)  [X]
_________________________________________________________________
     (3)  SEC USE ONLY
_________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         AF   OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]
_________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
_________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES
______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        615,880
OWNED BY
___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING
______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        620,355
_________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        620,355
_________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **    [ ]
_________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        8.70%
_________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        IN
_________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

                         PAGE 9 OF 17 PAGES

13D
CUSIP No. 001031103
_________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         James McLaren
_________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a)  [ ]
(b)  [X]
_________________________________________________________________
     (3)  SEC USE ONLY
_________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         AF   OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]
_________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
_________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES
______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                        615,880
OWNED BY
___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING
______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                        620,355
_________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        620,355
_________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **    [ ]
_________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        8.70%
_________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        IN
_________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

                         PAGE 10 OF 17 PAGES

     The Schedule 13D, initially filed on March 30, 1990, as amended, of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"),
(iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, and (viii) Jonas Gerstl, relating to the common stock, $0.01 par value per share (the "Common Stock") issued by AEP Industries, Inc. (the "Company"), is hereby amended by this Amendment No. 18 to the Schedule 13D as follows:

Item 2 is hereby amended and restated in its entirety as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock beneficially owned by EGS Overseas Fund Limited, a British Virgin Islands corporation ("EGS Overseas"), as well as shares of Common Stock held in other discretionary accounts managed by EGS Partners,
(iii) BEV Partners, L.P., a Delaware limited partnership ("BEV Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), with respect to shares of Common Stock beneficially owned by it, (v) William Ehrman, with respect to shares of Common Stock beneficially owned by him, members of his immediate family (including his brother and his brother's wife), EGS Associates, EGS Partners, Bev Partners and Jonas Partners, (vi) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by him, members of his immediate family, EGS Associates, EGS Partners, Bev Partners and Jonas Partners, (vii) Frederick Ketcher, with respect to shares of Common Stock beneficially owned by him, members of his immediate family, EGS Associates, EGS Partners, BEV Partners and Jonas Partners; (viii) Jonas Gerstl, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners; and (ix) James McLaren, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
     The general partners of EGS Associates, BEV Partners and Jonas Partners are William Ehrman, Frederic Greenberg, Frederick Ketcher, Jonas Gerstl and James McLaren (collectively, the "General Partners"). The members of EGS Partners are William Ehrman, Frederic Greenberg, Frederick Ketcher, Jonas Gerstl and James McLaren.
     (b) The address of the principal business and principal office of (i) EGS Associates, EGS Partners, BEV Partners, Jonas Partners and each of the General Partners is 300 Park Avenue, New York, New York 10022 and (ii) EGS Overseas is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.
     (c) The principal business of each of EGS Associates, EGS Overseas, BEV Partners and Jonas Partners is that of a private investment firm, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts including EGS Overseas. The present principal occupations of the General Partners are as general partners of EGS Associates, Bev Partners and Jonas Partners, as members of EGS Partners, and as Managing Directors of EGS Securities Corp.
     (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates, BEV Partners and Jonas Partners are Delaware limited partnerships. EGS Partners is a Delaware limited liability company. EGS Overseas is a British Virgin Islands corporation.

                          PAGE 11 OF 17 PAGES

Item 3 is hereby amended and restated in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas), EGS Overseas, BEV Partners and Jonas Partners is approximately $1,459,268, $5,388,472, $536,061, $1,532,686 and
$59,844, respectively.
     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Greenberg, and by members of his immediate family, is approximately $60,011.
     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ehrman and his immediate family (including his brother and his brother's wife), is approximately $1,505,448.
     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher, is approximately $44,130.
     The shares of Common Stock purchased by EGS Associates and Bev Partners were purchased with their investment capital (see
Item 5(v)), and the shares of Common Stock purchased by EGS Partners were purchased with investment capital of the respective discretionary accounts under management of EGS Partners (the "Managed Accounts"). The shares of Common Stock purchased by Mr. Ehrman were purchased with personal funds, trust funds, or the funds of members of his immediate family.

     The shares of Common Stock beneficially owned by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Bev Partners and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at Bear Stearns & Co. Inc., and may from time to time have debit balances. Non-margin accounts are maintained at
Bankers Trust Company.   Since other securities are held in such
margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. The shares owned by Mr. Greenberg are held in his IRA account and in margin accounts maintained at Goldman, Sachs & Co., or are beneficially owned by members of his immediate family. The shares owned by Mr. Ketcher are held in his various accounts maintained at Bear Stearns & Co., Inc. The shares owned by Mr. Ehrman are held in accounts maintained at Bear Stearns and Co., Inc, or are beneficially owned by members of his immediate family (including his brother and his brother's wife).
Currently, the interest rate charged on such various margin accounts is approximately 5.5% per annum.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Based upon a conversation with the transfer agent for the issuer, the approximate aggregate number of shares of Common Stock outstanding as of October 30, 1996 is 7,130,303.
     As of the close of business on October 28, 1996:

     (i) EGS Associates owns beneficially 141,818 shares of Common Stock, constituting approximately 1.99% of the shares outstanding.
     (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 255,931 shares (constituting approximately 3.59% of the shares outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas, and 78,690 shares of Common Stock purchased for EGS Overseas (constituting approximately 1.10% of the shares outstanding), which, when aggregated, total 334,621 shares of Common Stock, constituting approximately 4.69% of the shares outstanding. One of the discretionary accounts managed by EGS Partners terminated its Investment Management Agreement effective October 28, 1996, hence the 89,224 shares of Common Stock owned by such former managed account are no longer included in the beneficial ownership of EGS Partners.
     (iii) Bev Partners owns beneficially 136,033 shares of Common Stock, constituting approximately 1.91% of the shares outstanding.
     (iv) Jonas Partners owns 7,883 shares of Common Stock, constituting less than 1% of the shares outstanding.

                         PAGE 12 OF 17 PAGES

     (v) Mr. Ehrman owns directly, and beneficially through ownership by members of his immediate family (including his brother and his brother's wife), 90,695 shares of Common Stock, constituting approximately 1.27% of the shares outstanding.
     (vi) Mr. Greenberg owns directly, and beneficially through ownership by members of his immediate family, 6,803 shares of Common Stock, constituting less than 1% of the shares outstanding.
     (vii) Mr. Ketcher owns directly 4,802 shares of Common Stock, constituting less than 1% of the shares outstanding.
     (viii) Messrs. Gerstl and McLaren own directly no shares of Common Stock.
          By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 141,818 shares beneficially owned by EGS Associates, the 334,621 shares beneficially owned by EGS Partners, the 136,033 shares beneficially owned by Bev Partners and the 7,883 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 620,355 shares of Common Stock, constituting approximately 8.70% of the shares outstanding.
     (ix) In the aggregate, the Reporting Persons beneficially own a total of 723,656 shares of Common Stock, constituting approximately 10.15% of the shares outstanding.

          (b) (i) Each of EGS Associates, EGS Partners (with respect to shares of EGS Overseas and other discretionary accounts), Bev Partners and Jonas Partners has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners.
Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.
               (ii) Each Reporting Person that is an individual has the sole power to vote and dispose of the shares owned directly by him. Mr. Greenberg has shared power to vote and dispose of shares owned by members of his immediate family. Mr. Ehrman has no power to vote and shared power to dispose of shares owned by members of his immediate family (including his brother and his brother's wife).

          (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to October 28, 1996 until October 28, 1996 by EGS Associates, EGS Overseas, and Mr. Ehrman are set forth in Schedules A, B, and C, respectively. All such transactions were effected in the over-the-counter market. During such period, Bev Partners, Jonas Partners, EGS Partners (excluding EGS Overseas), Mr. Greenberg, Mr. Ketcher, Mr. Gerstl and Mr. McLaren did not enter into any transactions in the Common Stock.

          (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common stock.
                         PAGE 13 OF 17 PAGES

                              SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 4, 1996
                                   /s/ William Ehrman
                                   William Ehrman, individually,
                                   as member of EGS PARTNERS,
                                   L.L.C., and as general partner
                                   of each of EGS ASSOCIATES,
                                   L.P., BEV PARTNERS, L.P. and
                                   JONAS PARTNERS, L.P.


                                   /s/ Frederic Greenberg
                                   Frederic Greenberg,
                                   individually, as member of EGS
                                   PARTNERS, L.L.C., and as
                                   general partner of each of EGS
                                   ASSOCIATES, L.P., BEV
                                   PARTNERS, L.P. and JONAS
                                   PARTNERS, L.P.

                                   /s/ Frederick Ketcher
                                   Frederick Ketcher,
                                   individually, as member of EGS
                                   PARTNERS, L.L.C. and as
                                   general partner of each of EGS
                                   ASSOCIATES, L.P., BEV
                                   PARTNERS, L.P. and JONAS
                                   PARTNERS, L.P.


                                   /s/ Jonas Gerstl
                                   Jonas Gerstl, individually, as
                                   member of EGS PARTNERS,
                                   L.L.C., and as general partner
                                   of each of EGS ASSOCIATES,
                                   L.P., BEV PARTNERS, L.P. and
                                   JONAS PARTNERS, L.P.



                                   /s/James McLaren
                                   James McLaren, individually,
                                   as member of EGS PARTNERS,
                                   L.L.C., and as general partner
                                   of each of EGS ASSOCIATES,
                                   L.P., BEV PARTNERS, L.P. and
                                   JONAS PARTNERS, L.P.


                         PAGE 14 OF 17 PAGES

                              Schedule A

                         EGS Associates, L.P.

                    Transactions in the Common Stock

                                           Price Per Share
 Date of              Number of              (excluding
Transaction      Shares Purchased/(Sold)  Commissions, if any)

9/12/96                    400                    40.50
9/16/96                  1,000                    42.32
9/19/96                  2,000                    42.07


                    PAGE 15 OF 17 PAGES

                              Schedule B

                       EGS Overseas Fund Limited

                    Transactions in the Common Stock

                                           Price Per Share
 Date of              Number of              (excluding
Transaction      Shares Purchased/(Sold)  Commissions, if any)

10/23/96                 (500)                    46.18



                    PAGE 16 OF 17 PAGES

                            Schedule C

                         William A. Ehrman


                    Transactions in the Common Stock

                                           Price Per Share
 Date of              Number of              (excluding
Transaction      Shares Purchased/(Sold)  Commissions, if any)


10/14/96                 100*                46.00
10/14/96                 200*                46.00

     ___________________
          *    Shares held in an account for the benefit of Mr.
               Ehrman's brother and his wife.


                         PAGE 17 OF 17 PAGES